400 CAPITOL MALL SUITE 2600 SACRAMENTO CALIFORNIA 95814-4428 TELEPHONE: 916.448.3200 FACSIMILE: 916.448.3222 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA,

ORANGE COUNTY, DENVER, SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,

SHANGHAI, HONG KONG,

SINGAPORE, BRUSSELS

September 21, 2007		Writer’s Direct Contact
916.325.1309
CFarman@mofo.com

By EDGAR, Facsimile and Overnight Delivery

Tim Buchmiller

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abraxis BioScience, Inc.
Form 10-K/A for fiscal year ended December 31, 2006
Filed on April 30, 2007
File No. 000-33407

Dear Mr. Buchmiller:

This letter is to confirm that Abraxis BioScience, Inc. (the “Company”) is in receipt of your letter to the Company dated August 21, 2007 in connection with the Securities and Exchange Commission’s review of the Company’s Form 10-K/A for its fiscal year ended December 31, 2006 as filed by the Company on April 30, 2007.

As my colleague discussed with you a few days ago, the Company is intending to discuss the Staff’s comments, and the Company’s proposed responses, with its Compensation Committee at its next meeting. As a result, the Company respectfully requests an extension until October 19, 2007 to respond to the Staff’s comments.

If you have any further questions or comments regarding this request, please contact me at (916) 325-1309.

Sincerely,

/s/ Chuck Farman
Charles S. Farman

cc:	Richard Maroun
Lisa Gopala
Charles Kim
Christopher Russell